Exhibit 10.8

WARNER/CHAPPELL MUSIC, INC.

10585 Santa Monica Boulevard

Los Angeles, CA 90025

February 10, 2016

Jon Platt

Address on file with Company

Dear Jon:

This letter, when signed by you and countersigned by us (“Company”), shall constitute our agreement (the “Agreement”) with respect to your employment with Company.

1.

Position:  (a) Chief Executive Officer of Warner/Chappell Music, Inc. effective as of November 1, 2015 and (b) you are hereby appointed Chairman of Warner/Chappell Music, Inc. effective as of May 1, 2016.

2.	Term: The term of this Agreement (the “Term”) shall commence on October 1, 2015 and end on September 30, 2020.
3.	Compensation:

(a)Salary:  During the Term, Company shall pay you a salary at the following rates for the specified periods:

Period of the Term	Per Annum Salary
10/1/15 – 9/30/18	$2,300,000
10/1/18 – 9/30/20	$2,500,000

As soon as practicable following the date on which this Agreement is executed in full (the “Effective Date”), Company shall pay to you an amount equal to the difference between (i) the salary that would have been payable to you if your annual salary during the period from October 1, 2015 through the Effective Date was $2,300,000 and (ii) the salary paid to you for such period.

(b)Annual Bonus: With respect to each fiscal year of the Term, commencing with the fiscal year that begins October 1, 2015 and ends September 30, 2016 (i.e., the 2016 fiscal year), you shall be eligible to receive an annual bonus, the target amount of which in respect of each such fiscal year is set forth below.

Fiscal Year of the Term	Target Bonus Amount
2016 - 2018	$2,300,000
2019 - 2020	$2,500,000

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The amount of each annual bonus awarded to you shall be determined by Company taking into consideration factors evaluated for other executives at your level and shall also be based on factors including the strength of your performance and the performance of Company and of Warner Music Inc.; provided, that the amount of each annual bonus awarded to you may be higher or lower than the target amount, and shall remain in the sole discretion of Company.

(c)Payment of Compensation:  Compensation accruing to you during the Term shall be payable in accordance with the regular payroll practices of Company for employees at your level. You shall not be entitled to additional compensation for performing any services for Company’s subsidiaries or affiliates; provided, that, you shall primarily be providing services to the Company.

4.

Exclusivity:  Your employment with Company shall be full-time and exclusive. During the Term you shall not render any services for others, or for your own account, in the field of entertainment or otherwise.

5.

Reporting:  You shall at all times work under the supervision and direction of the most senior executive officer of Warner Music Inc. (currently, Stephen F. Cooper), and you shall perform such duties consistent with your position as you shall reasonably be directed to perform by such officer.

6.

Place of Employment:  The greater Los Angeles metropolitan area. You shall render services at the offices designated by Company at such location; provided, that the location of your principal place of employment shall not be changed without your prior written consent. You also agree to travel on temporary trips to such other place or places as may be required from time to time to perform your duties hereunder.

7.

Travel and Entertainment and Legal Expenses: Company shall pay or reimburse you for both (i) reasonable expenses actually incurred or paid by you during the Term in the performance of your services hereunder in accordance with Company’s policy for employees at your level upon presentation of expense statements or vouchers or such other supporting information as Company may customarily require and (ii) legal fees and expenses incurred by you in connection with the negotiation of this Agreement up to a maximum aggregate amount of $30,000.

8.

Benefits: While you are employed hereunder, you shall be entitled to all fringe benefits generally accorded to employees of Company at your level, position and/or title as existing from time to time during the Term, including, but not limited to, medical health and accident, group insurance and similar benefits, provided that you are eligible under the general provisions of any applicable plan or program and Company continues to maintain such plan or program during the Term. You shall also be entitled to four (4) weeks of vacation (with pay) during each calendar year of the Term, which vacation shall be taken at reasonable times

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to be approved by Company and shall be governed by Company’s policies with respect to vacations for executives. In addition, you shall be entitled to paid time off with respect to any periods during which paid time off is provided to employees of Company generally (e.g., Christmas/New Year’s week if Company closes its office during such period). Following the end of your employment with Company for any reason, you shall be entitled to payment in respect of any accrued but unused vacation, in accordance with Company policy and applicable law.

9.

Disability/Death:  If you shall become physically or mentally incapacitated from performing your duties hereunder, and such incapacity shall continue for a period of four (4) consecutive months or more or for shorter periods aggregating four (4) months or more in any twelve (12)-month period, Company shall have the right (before the termination of such incapacity), at its option, to terminate this Agreement with no consequence, except if such termination would be prohibited by law. Upon termination of this Agreement pursuant to the foregoing, you shall continue to remain employed by Company as an at-will employee. In the event your at-will employment with Company terminates, Company shall pay to you the Basic Termination Payments (as defined below). In the event of your death, this Agreement shall automatically terminate except that Company shall pay to your estate the Basic Termination Payments.

10.	Termination by Company for Cause; Termination by You for Good Reason:

(a)Termination by Company for Cause: Company may at any time during the Term, by written notice, terminate your employment and this Agreement for “Cause” (as defined below), such Cause to be specified in the notice of termination. The following acts shall constitute “Cause” hereunder: (i) any willful or intentional act by you or omission by you having the effect, which effect is reasonably foreseeable, of injuring, to an extent that is not de minimis, the reputation, business, business relationships or employment relationships of Company or its affiliates; (ii) your conviction of, or plea of nolo contendere by you to, a misdemeanor involving theft, fraud, forgery or the sale or possession of illicit substances or a felony; (iii) breach by you of material covenants contained in this Agreement; and (iv) repeated or continuous failure, neglect or refusal by you to perform your material duties hereunder. Notice of termination given to you by Company shall specify the reason(s) for such termination, and in the case where a cause for termination described in clause (i), (iii) or (iv) above shall be susceptible of cure, and such notice of termination is the first notice of termination given to you for such reason, if you fail to cure such Cause for termination to the reasonable satisfaction of Company within ten (10) business days after the date of such notice, termination shall be effective upon the expiration of such ten-business-day period, and if you cure such Cause within such ten-business-day period, such notice of termination shall be ineffective.  In all other cases, notice of termination shall be effective on the date thereof.

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(b)Termination by You for Good Reason:

(i) For purposes of this Paragraph 10(b), Company shall be in breach of its obligations to you hereunder if there shall have occurred any of the following events (each such event being referred to as a “Good Reason”): (A) (i) a material reduction in your title, position or responsibilities shall have been put into effect or (ii) the appointment by Company of any other executive with a title of Chief Executive Officer or higher (including any title of higher status or authority than you); (B) you shall have been required to report to anyone other than as provided in Paragraph 5 hereof; (C) any reduction in your salary or target bonus; (D) any monies required to be paid to you hereunder shall not be paid when due; (E) Company requires you to relocate your primary residence outside the greater Los Angeles metropolitan area in order to perform your duties to Company hereunder or (F) Company assigns its rights and obligations under this Agreement in contravention of the provisions of Paragraph 16(e) below.

(ii)Upon the occurrence of a Good Reason event as described in Paragraph 10(b)(i) above, you may exercise your right to terminate the Term of this Agreement and your employment with Company for Good Reason pursuant to this Paragraph 10(b) by notice given to Company in writing, specifying both (A) the Good Reason for termination and (B) the date (which shall be no later than 45 business days after the date of such notice) on which such termination shall become effective; provided that any such notice shall be given within ninety (90) days after the occurrence of any such event constituting Good Reason, otherwise your right to terminate this Agreement by reason of the occurrence of such event shall expire and shall be deemed to have permanently lapsed (but not with respect to the subsequent occurrence of the same or any similar or any other Good Reason). Any such termination in compliance with the provisions of this Paragraph 10(b) shall be effective not sooner than thirty (30) days after the date of your written notice of termination, except that if Company shall cure such specified cause within such thirty (30)-day period, you shall not be entitled to terminate the term of this Agreement by reason of such specified Good Reason and the notice of termination given by you shall be null and void and of no effect whatsoever. Company shall not be entitled to any cure rights provided under this Paragraph for or with respect to its second or subsequent commission of the same Good Reason event within a twelve (12)-month period.

11.	Consequences of Breach by Company or Non-renewal:

(a)In the event of a Special Termination (as defined below) of your employment, your sole remedy shall be that, upon your execution of a Release (as defined below), Company shall pay to you the Special Termination Payments (as defined below), and in the event of a Qualifying Non-renewal (as defined below), your sole remedy shall be that, upon your execution of a Release, Company shall pay to you the Non-renewal Payments (as defined below); provided Company shall cease making Termination Payments (as defined below) if you do not deliver the signed Release within the time period set forth in the Release. In addition, in

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the event of a Special Termination or Qualifying Non-renewal, Company shall pay to you the Basic Termination Payments. Special Termination Payments and Non-renewal Payments are sometimes herein referred to as the “Termination Payments.”

(b)The “Basic Termination Payments” shall mean (i) any accrued but unpaid salary; (ii) awarded but unpaid bonus amounts; (iii) a pro-rata bonus in respect of the fiscal year of your termination in an amount equal to the product of (A) a discretionary bonus, in an amount to be determined in good faith by Company, taking into account factors including your target bonus amount as set forth in Paragraph 3(b) hereof, the strength of your performance and the performance of Company and of Warner Music Inc., and (B) a fraction, the numerator of which is the number of days in the period from the first day of the fiscal year in which your termination occurs through the date your employment terminates (the “Termination Date”) and the denominator of which is 365 (the “Pro-Rata Bonus”); (iv) accrued but unused vacation pay in accordance with Company policy; (v) any unreimbursed expenses pursuant to Paragraph 7 and (vi) any accrued but unpaid benefits in accordance with Paragraph 8, in each case to the Termination Date.  Basic Termination Payments shall be paid to you within thirty (30) days following the Termination Date and in the case of benefits, provided in accordance with the terms of the applicable Company plan or policy; provided, however, the Pro-Rata Bonus shall be paid after the end of the fiscal year of your termination at such time as bonuses are paid to executives of Company generally.

(c)A “Release” shall mean a mutual release agreement in Company’s standard form, which shall include (i) a release by you of Company from any and all claims which you may have relating to your employment with Company and the termination of such employment and (ii) a release by Company of you from any and all claims which Company may have relating to your employment with Company and the termination of such employment.

(d)A “Special Termination” shall have occurred in the event that (i) Company terminates your employment hereunder other than pursuant to Paragraph 9 or 10(a) or (ii) you terminate your employment with Company pursuant to Paragraph 10(b).

(e)“Special Termination Payments” shall mean the greater of (i) the Severance Amount (as defined below) and (ii) an amount equal to the amount of salary that would have been payable to you in the eighteen (18)-month period following the Termination Date as if you had remained a full time employee during such period.

(f)A “Qualifying Non-renewal” shall have occurred in the event that, at the end of the Term: (i) Company declines to offer you continued employment with Company or one of its affiliates or (ii) Company offers you continued employment with Company or one of its affiliates for a term of less than an additional four (4) years and/or at a salary or bonus eligibility lower than as in

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effect on the last day of the Term, and you elect to decline such offer and terminate your employment with Company.

(g)The “Non-renewal Payments” shall mean the amount of severance pay (the “Severance Amount”) that would have been payable to you under Company policy as in effect on the Termination Date had you not been subject to an employment agreement with Company.

(h)Any Termination Payments payable to you under Paragraph 11(e) or (g) above shall be made by Company in accordance with its regular payroll practices by payment of your salary (i) in the case of Special Termination Payments payable pursuant to Paragraph 11(e) above, at such rate as is necessary to cause the full amount due under such Paragraph to be paid within the twelve (12)-month period following the Termination Date or (ii) in the case of Non-renewal Payments payable pursuant to Paragraph 11(g) above, at the same rate as was in effect as of the Termination Date for the applicable period as is necessary to cause the full amount due under such Paragraph to be paid (each such period, as applicable, the “Payment Period”). Company shall not be obligated to make such Termination Payments to you if the Release is not executed in full within the time period set forth in the Release.

(i)In the event you elect not to execute and deliver a Release (as provided to you by Company) within the time period set forth therein in connection with a Special Termination or a Qualifying Non-renewal, Company shall only be obligated to pay to you the Basic Termination Payments. Following the delivery of an executed Release pursuant to this Paragraph 11, you shall have no duty to seek substitute employment, and Company shall have no right of offset against any amounts payable or paid to you under this Paragraph 11 with respect to any compensation or fees received by you from any employment obtained or consultancy arrangement entered into by you.

(j)In the event of a Special Termination or a Qualifying Non-renewal, until the earlier of (i) the last date of the Payment Period or (ii) the date on which you become eligible for another medical insurance plan, Company shall continue to pay and provide you and your eligible family members with coverage under Company’s medical plans in accordance with the terms of such plans, and you shall be entitled to no other such benefits during such period. In addition, you shall be eligible for group health continuation coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”); provided that you have made timely elections to receive, and paid the applicable monthly COBRA premiums and any administrative costs in respect of, such COBRA coverage.

12.

Confidential Matters:  You shall keep secret all confidential matters of Company and its affiliates (for purposes of this Paragraph 12 and Paragraph 13 only, “Company”), and shall not disclose them to anyone outside of Company, either during or after your employment with Company, except (a) with Company’s

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written consent; (b) as required by law or judicial process; (c) to your professional advisors to the extent reasonable and necessary or (d) information widely known to the general public. You shall deliver promptly to Company upon termination of your employment, or at any time Company may request, all confidential memoranda, notes, records, reports and other documents (and all copies thereof) relating to the business of Company which you may then possess or have under your control.

13.

Non-Solicitation: While you are employed by Company and for a period of nine (9) months after your employment with Company ends for any reason, you shall not, without the prior written consent of Company, directly or indirectly, as an employee, agent, consultant, partner, joint venturer, owner, officer, director, member of any other firm, partnership, corporation or other entity, or in any other capacity: (a) induce (or attempt to induce) a breach or disruption of the contractual relationship between Company and any recording artist (including a duo or a group), publisher or songwriter (including a recording artist or songwriter who has contracted through a furnishing entity) (“Company Artist”); (b) use Company's trade secrets or confidential information to solicit, induce or encourage any Company Artist to end its relationship with Company or (c) solicit, induce or encourage any employees of Company in the United States to leave their employment.

14.

Results and Proceeds of Employment:  You acknowledge that Company shall own all rights of every kind and character throughout the world in perpetuity in and to any material and/or ideas written, suggested or in any way created by you hereunder and all other results and proceeds of your services hereunder, including, but not limited to, all copyrightable material created by you within the scope of your employment; provided, however, Company shall not own any rights to underlying musical compositions owned or controlled by you. You agree to execute and deliver to Company such assignments or other instruments as Company may require from time to time to evidence Company’s ownership of the results and proceeds of your services.

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15.

Notices: All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by prepaid courier, or mailed first-class, postage prepaid, by registered or certified mail, return receipt requested as follows:

TO YOU:	TO COMPANY:

Jon Platt	Warner/Chappell Music, Inc.
Address on file with Company	10585 Santa Monica Boulevard
Los Angeles, CA 90025
With a copy to:	Attn: Vice President, Global Human
Resources
Joel A. Katz / Jess L. Rosen
Greenberg Traurig, LLP	With a copy to:
3333 Piedmont Road, NE
Suite 2500	Warner Music Inc.
Atlanta, GA 30305	1633 Broadway New York, NY 10019 Attn: General Counsel

Either you or Company may change the address to which notices are to be sent by giving written notice of such change of address to the other in the manner herein provided for giving notice.

16.	Miscellaneous:

(a)You represent and warrant as follows: (i) you are free to enter into this Agreement and to perform each of the terms and covenants hereunder; (ii) you are not restricted or prohibited, contractually or otherwise, from entering into and performing this Agreement and that your execution and performance of this Agreement is not a violation or breach of any other agreement and (iii) you have not disclosed to Company or any officer or other affiliate of Company any proprietary information or trade secrets of any former employer. You further covenant that you shall not enter into any other agreements (including an extension or amendment of any agreement) that would restrict or prohibit you from entering into or performing under this Agreement.

(b)You acknowledge and agree that while you are employed hereunder you will comply with Company’s Code of Conduct, conflict of interest policy and other corporate policies including, but not limited to, the requirements of Company's compliance and ethics program, as in effect from time to time, of which you are made aware. All payments made to you hereunder shall be subject to applicable withholding and social security taxes and other ordinary and customary payroll deductions.

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(c)You acknowledge that services to be rendered by you under this Agreement are of a special, unique and intellectual character which gives them peculiar value, and that a breach or threatened breach of any provision of this Agreement (particularly, but not limited to, the provisions of Paragraphs 4, 12, 13 and 14), will cause Company immediate irreparable injury and damage which cannot be reasonably or adequately compensated in damages in an action at law.  Accordingly, without limiting any right or remedy which Company may have in such event, you specifically agree that Company shall be entitled to injunctive relief to enforce and protect its rights under this Agreement. The provisions of this Paragraph 16(c) shall not be construed as a waiver by Company of any rights which Company may have to damages or any other remedy or by you as a waiver by you of any rights which you may have to offer fact-based defenses to any request made by Company for injunctive relief.

(d)This Agreement sets forth the entire agreement and understanding of the parties hereto, and supersedes and terminates any and all prior agreements, arrangements and understandings. No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not herein set forth.

If, notwithstanding the provisions of the foregoing Paragraph, any provision of this Agreement or the application hereof is held to be wholly invalid, such invalidity shall not affect any other provisions or application of this Agreement that can be given effect without the invalid provisions or application, and to this end the provisions of this Agreement are hereby declared to be severable.

(e)The provisions of this Agreement shall inure to the benefit of the parties hereto, their heirs, legal representatives, successors and permitted assigns. This Agreement, and your rights and obligations hereunder, may not be assigned by you. Company may assign its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or a substantial portion of the stock or assets of Company or Warner Music Inc.; provided, that, the successor of Company must specifically assume the obligations of Company under this Agreement.

(f)Nothing contained in this Agreement shall be construed to impose any obligation on Company to renew this Agreement. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. Absent the parties’ mutual execution of a written agreement to the contrary, neither the continuation of employment nor any other conduct shall be deemed to imply a continuing obligation upon the expiration of this Agreement. Absent the parties’ mutual execution of a written agreement to the contrary, upon the expiration of the Term of this Agreement, the continuation of your employment (if applicable) shall be deemed “at-will.” Accordingly, upon the expiration of the

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Term and absent the parties’ mutual execution of a written agreement to the contrary, your employment with Company shall not be subject to a defined term, but rather, you may terminate your employment with Company at any time and for any reason and Company may terminate your employment at any time and for any reason, and accordingly, in the event of such termination by either party after the expiration this Agreement, only the provisions of the Agreement which specify that they survive the expiration of the Term shall survive, and all other provisions of the Agreement, including the provisions relating to Special Termination Payments, shall not apply. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

(g)This Agreement shall be governed by and construed according to the laws of the State of California as applicable to agreements executed in and to be wholly performed within such State.

17.

Section 409A:  This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and shall be interpreted in a manner intended to comply with Section 409A of the Code (and any related regulations or other pronouncements). Amounts payable under this Agreement shall be deemed not to be a “deferral of compensation” subject to Section 409A of the Code to the extent provided in the exceptions set forth in Treas. Reg. Section 1.409A-1(b)(4) (“short-term deferrals”) and Treas. Reg. Section 1.409A-1(b)(9) (“separation pay plans”) and other applicable provisions of Treas. Reg. Section 1.409A-1 through A-6. References under this Agreement to a termination of your employment shall be deemed to refer to the date upon which you have experienced a “separation from service” within the meaning of Section 409A of the Code. Notwithstanding anything herein to the contrary, (a) if at the time of your separation from service with Company you are a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then Company shall defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six months following your separation from service (or the earliest date as is permitted under Section 409A of the Code), at which point all payments deferred pursuant to this Paragraph shall be paid to you in a lump sum and (b) if any other payments of money or other benefits due to you hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral shall make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the

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extent possible, in a manner, determined by Company, that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due to you under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to you in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code. For the avoidance of doubt, any continued health benefit plan coverage that you are entitled to receive following your termination of employment is expected to be exempt from Section 409A of the Code and, as such, shall not be subject to delay pursuant to this Paragraph.

[signature page follows]

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If the foregoing correctly sets forth our understanding, please sign below and return this Agreement to Company.

Very truly yours,

WARNER/CHAPPELL MUSIC, INC.

By:	/s/ Paul Robinson
Name:	Paul Robinson

Accepted and Agreed:

/s/ Jon Platt
Jon Platt

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